EXHIBIT (a)(63)

Re: Message from Kevin Parker

2003 was a remarkable year. The powerful combination of PeopleSoft and J.D. Edwards propelled us to new competitive levels in the enterprise software industry. Today PeopleSoft is a clear leader in more than 25 industry verticals as well as in the large enterprise and mid-market segments. The combination has benefited both our customers and stockholders. It also caught the attention of our competitors and ultimately changed the competitive landscape. In our view, Oracle’s hostile offer was meant to disrupt our acquisition of J.D. Edwards and damage PeopleSoft.

Although Oracle has not withdrawn its tender offer, the offer is currently the subject of several significant investigations by the Department of Justice, a broad-based coalition of U.S. states and the European Commission. As our Board has said all along, the hostile offer faces serious antitrust concerns with a significant likelihood that the transaction will be prohibited. The Board also concluded that the hostile offer, which is highly conditional, significantly undervalues the Company.

In the coming weeks, Oracle may nominate their own slate of board candidates and propose other actions for our annual meeting. In our view, this would be consistent with their continuing efforts to disrupt our business and damage PeopleSoft.

We have said all along PeopleSoft has a significantly better plan for our stockholders. We are confident that both our stockholders and customers will maintain their strong support of PeopleSoft. We begin 2004 in the strongest competitive position in our history. We are better positioned to serve a wide variety of customers in all our markets with industry leading products and technologies.

Thank you for your ongoing commitment, enthusiasm and hard work. You make a difference!

Kevin